Contact

www.linkedin.com/in/davidarendt (LinkedIn)
northfloridafinancial.com/ (Other)

Top Skills

Operations Management
Strategic Planning
Product Development

Languages

English
Spanish

David Arendt

COO of Ology Brewing and Distilling
Tallahassee, Florida, United States

Summary

As COO and co-owner of Ology Brewing & Distilling, I help lead the growth, innovation, and daily operations of one of Florida’s highest rated craft beverage brands. My work spans brewing, distilling, distribution, taproom operations, product development, and business strategy.

At Ology, we are passionate about building brands that connect with people. I focus on creating systems that scale, empowering our team, and bringing new ideas to life while keeping quality at the center of everything we do.

Along the way, I’ve led projects ranging from launching new product lines like ready-to-drink cocktails and unique spirits, to expanding into major retail chains and growing distribution across Florida and beyond. I’m driven by finding the balance between creative ambition and operational excellence.

If you're passionate about craft beer, spirits, entrepreneurship, or strategic growth, I’m always open to connecting.

Experience

Ology Brewing Co.

COO, Owner, Board Member
July 2018 - Present (7 years)
Tallahassee, Florida, United States

As COO and co-owner, I lead day-to-day operations across Ology’s brewing, distilling, retail, and distribution divisions. My role includes strategic planning, team development, product innovation, and oversight of financial and operational performance.

Self-employed

Real Estate Investor
June 2011 - Present (14 years 1 month)

Tallahasse Florida Area

I manage a mixed real estate portfolio that includes single-family homes, townhomes, and limited partnership investments in multifamily apartment complexes. My work spans property acquisition, renovation, leasing, and long-term asset management.

Cassini Capital Management, LLC

Financial Analyst
April 2018 - October 2021 (3 years 7 months)
Tallahassee, Florida Area

North Florida Financial Corporation

Financial Advisor
February 2015 - March 2018 (3 years 2 months)
Tallahassee, Florida Area

I provided clients with full-spectrum financial planning, combining insurance protection and investment growth strategies. My work focused on helping individuals, families, and business owners build wealth while safeguarding against financial risks.

Edward Jones

Financial Advisor
May 2013 - February 2015 (1 year 10 months)
Tallahassee, Florida Area

As a licensed financial advisor, I worked directly with individuals and business owners to help them develop tailored financial strategies. My focus was on long-term wealth building, risk management, and retirement planning.

Bank of America

Sales and Service Specialist
January 2012 - April 2013 (1 year 4 months)
Greater St. Louis Area

Helped people with their banking decisions and helped them make better financial decisions.

Education

College of the Ozarks

Bachelor of Science (B.S.), Accounting and Business/Management · (2008 - 2010)